Exhibit 99.1

For Immediate Release

WSP Holdings Receives Notification of Non-Compliance from NYSE

WUXI, China, August 18, 2014  — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, announced today that on July 18, 2014, the Company has received a notice from NYSE Regulation, Inc. (the “Exchange”) of failure to satisfy continued listing standards (the “Letter”) because the average closing price of the Company’s American Depositary Shares (“ADSs”) was less than $1.00 per ADS over a consecutive 30-trading-day period. The Company is now subject to the procedures as set forth in Sections 801 and 802 of the NYSE Listed Company Manual (the “Listed Company Manual”), which allows the Company up to a six-month period following receipt of the Letter to bring its average share price back above $1.00.

The Company has a period of six months to restore compliance with the minimum unit price criteria. Under the NYSE rules, the Company’s ADSs will continue to be listed on the NYSE during this period, subject to ongoing reassessment in light of current developments.

At the present time, the Company wishes to return to conformity with the NYSE’s continued listing standards within six months after receipt of the Letter.  The Company believes that restoring compliance will involve substantial restructuring of the Company’s business and strengthening of its balance sheet, which will require time to effect and involve risks and uncertainties.  The Company has engaged the help of consultants to initiate a restructuring plan.  However, the Company cannot provide any assurance that it will be able to return to compliance within this six-month period.  The Company will provide an update should there be any change.

Bazhou Seamless Oil Pipe Co., Ltd. (“Bazhou Seamless”), a subsidiary of Wuxi Seamless Oil Pipe Co., Ltd. (“Wuxi Seamless”) in Bazhou and a significant subsidiary of the group (which has an asset size of approximately 25% of the group but generates no revenue), has received orders from the local court granting certain lenders of Bazhou Seamless’ bank loans on which interest is overdue, foreclosure applications on assets including bank deposits and other properties of Bazhou Seamless and the guarantors of these loans, which include Wuxi Seamless.  The overdue interest owed by Bazhou Seamless is approximately RMB18 million, relating to approximately RMB170 million in bank borrowings.  These lenders have initiated proceedings to foreclose assets of approximately RMB296 million, which also have encumbrances placed on by other lenders.  These lenders that have initiated the foreclosure proceedings currently have outstanding loans to Bazhou Seamless in the total amount of RMB1,090 million.

As previously announced by the Company on July 7, 2014, the Company is working with relevant stakeholders, including its lenders and the local government, to restructure Bazhou Seamless.  The goal of the restructuring is to facilitate Bazhou Seamless to reach effective production and allow Wuxi Seamless to withdraw its guarantee for Bazhou Seamless’ bank loans.  Bazhou Seamless is trying to work with the local government and lenders on a suspension of the foreclosure proceedings pending the completion of the restructuring.

About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors.  Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. For further information, please visit WSP Holdings’ website at http://www.wsphl.com/.

Safe Harbor Statements

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the Company’s outlook and quotations from management in this announcement contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in the forward-looking statement.  Such factors include, but are not limited to, changes in anticipated level of sales, changes in national or regional economic and competitive conditions, changes in the Company’s relationships with customers, the Company’s ability to develop and market new products, the Company’s ability to access capital for expansion, changes in principal product revenues and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by the Company, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock.  This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does WSP Holdings purport it to be complete.  Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.